

Mail Stop 3561

May 29, 2018

Via E-mail
Charl Coertzen
President
AFRIKA4U
12 Bompart Street, Westdene Bloemfontein
South Africa 9301

Re: AFRIKA4U
Amendment No. 3 to Registration Statement on Form S-1
Filed May 18, 2018
File No. 333-222638

Dear Mr. Coertzen:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2018 letter.

Exhibits, page 32

1. We note your response to comment 2 and that David Price, Esq. consents to the use of the legality opinion as an exhibit to the prospectus. Please revise the legality opinion by David Price, Esq. to consent to being named in the prospectus.

You may contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: David E. Price, Esq.